Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX REPORTS 8% INCREASE IN SALES AND 2%

IN OPERATING EBITDA DURING THE THIRD QUARTER OF 2018

•	The 8% growth in sales, on a like-to-like basis, during the third quarter is the highest since the first quarter of 2014.

MONTERREY, MEXICO, OCTOBER 25, 2018– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 8% during the third quarter of 2018 to US$3.7 billion versus the comparable period in 2017. Operating EBITDA, also on a like-to-like basis, increased by 2% during the third quarter of 2018, reaching US$704 million versus the comparable period in 2017.

CEMEX’s Consolidated Third-Quarter 2018 Financial and Operational Highlights

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The increase in quarterly consolidated net sales was due to higher prices of our products, in local currency terms in most of our regions, as well as higher volumes in Mexico, the U.S., and our Europe and Asia, Middle East & Africa regions.

•	Operating earnings before other expenses, net, in the third quarter increased by 2%, to US$490 million on a like-to-like basis.

•	Controlling interest net income during the quarter was US$174 million, compared with an income of US$289 million in the same period of 2017.

•	Operating EBITDA on a like-to-like basis increased by 2% during the quarter compared with the same period in 2017, reaching US$704 million.

•	Operating EBITDA margin during the quarter decreased to 18.8% from 19.9% in the same period of 2017.

•	Free cash flow after maintenance capital expenditures for the quarter decreased by 10% to US$390 million, compared with the same quarter in 2017.

Fernando A. Gonzalez, Chief Executive Officer of CEMEX, said: “We are encouraged by our favorable results during the quarter, with top-line growth of 8 percent on a like-to-like basis, and operating EBITDA increasing by 2 percent. These results were underpinned by healthy volume and pricing dynamics in our three core products in most of our portfolio. We are pleased with our operations in Mexico and the United States, with strong growth in year-over-year volumes for our three core products and improved prices. In our Europe region, prices continued to improve with growth in ready-mix and aggregates volumes. In addition, in our Asia, Middle East and Africa region we saw volumes and prices in the Philippines rising in the mid-single digits as well as a double-digit increase in cement prices in Egypt.

We also made progress on our A Stronger CEMEX plan. During the quarter, we sold more than 60 million dollars in assets. We also reduced total debt plus perpetuals by US$254 million. On our cost-reduction efforts, we expect to implement our different initiatives by the end of this year so the full benefit of these actions is reflected in next year’s EBITDA. And lastly, we intend to propose at our annual shareholders’ meeting next year a cash dividend program for our shareholders starting in 2019 with an amount of 150 million dollars.”

Consolidated Corporate Results

During the third quarter of 2018, controlling interest net income was US$174 million, versus an income of US$289 million in the same period last year.

Total debt plus perpetual notes decreased by US$254 million during the quarter.

Geographical Markets Second-Quarter 2018 Highlights

Net sales in our operations in Mexico, on a like-to-like basis, increased 15% in the third quarter of 2018 to US$857 million. Operating EBITDA, on a like-to-like basis increased by 5% to US$303 million in the quarter, versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$999 million in the third quarter of 2018, an increase of 11% on a like-to-like basis from the same period in 2017. Operating EBITDA increased by 12% on a like-to-like basis to US$178 million versus the same quarter of 2017.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$442 million during the third quarter of 2018, a decline of 1% on a like-to-like basis over the same period of 2017. Operating EBITDA decreased by 14% on a like-to-like basis to US$97 million in the third quarter of 2018, from US$114 million in the same quarter of 2017.

In Europe, net sales for the third quarter of 2018 increased by 6% on a like-to-like basis, compared with the same period last year, reaching US$991 million. Operating EBITDA was US$135 million for the quarter, 6% higher than the same period last year on a like-to-like basis.

Operations in Asia, Middle East and Africa reported a 7% increase in net sales for the third quarter of 2018, to US$359 million, versus the same quarter of 2017 on a like-to-like basis. Operating EBITDA for the quarter was US$50 million, 11% lower on a like-to-like basis than the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX, including the objectives under the “A Stronger CEMEX” plan, to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.